Press Release

HARVEST OPERATIONS ANNOUNCES FIRST QUARTER 2015 RESULTS

CALGARY, ALBERTA – MAY 14, 2015: Harvest Operations Corp. (“Harvest” or “the Company”) announces its financial and operating results for the first quarter ended March 31, 2015.

This press release is an overview of the first quarter results for 2015 and should be read with the interim unaudited consolidated financial statements and Management’s Discussion and Analysis (MD&A) for the first quarter ended March 31, 2015 available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

All financial data has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board except where otherwise noted. All figures reported herein are in Canadian dollars unless otherwise stated.

Q1 2015 HIGHLIGHTS:

•

Upstream capital asset additions were $56.6 million during the first quarter of 2015 mainly related to the drilling, completion and tie-in of wells. Twenty-five gross wells (19.2 net) were rig-released during the first quarter of 2015;

•

BlackGold capital asset additions were $60.8 million for the first quarter of 2015, mainly related to the completion of the central processing facility (“CPF”). The CPF was mechanically completed in early 2015 and minor pre-commissioning activities will continue at a measured pace throughout 2015 with first steam occurring once the heavy oil price environment becomes favourable;

•

On February 27, 2015, Harvest closed the acquisition of Hunt Oil Company of Canada, Inc. (“Hunt”) by acquiring all of the issued and outstanding common shares of Hunt for total consideration of approximately $36.8 million, subject to final purchase price adjustments;

•

On April 14, 2015, Harvest entered into a purchase and sale agreement to sell certain non-core oil and gas assets in Eastern Alberta for approximately $28.3 million in cash proceeds, net of any customary closing adjustments. The sale closed on May 1, 2015;

•

Subsequent to the quarter, on April 2, 2015, Harvest entered into a US$171 million loan agreement with KNOC repayable within one year from the date of the first drawing, which was on April 10, 2015. At May 13, 2015, Harvest had drawn US$120 million under the loan agreement;

•

Additionally, on April 22, 2015, Harvest amended the terms of its credit facility and replaced it with a $940 million syndicated revolving credit facility maturing April 30, 2017. The amended credit facility is guaranteed by KNOC. Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the Moody’s and S&P credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less. At March 31, 2015 Harvest was in compliance with this covenant.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 3	March 31, 2015

FINANCIAL & OPERATING HIGHLIGHTS:

	Three Months Ended March 31
	2015	2014
CONTINUING OPERATIONS
Upstream
Daily sales volumes (boe/d)(1)	43,770	48,487
Average realized price
Oil and NGLs ($/bbl)(2)	40.40	82.30
Gas ($/mcf)(2)	2.81	6.16
Operating netback prior to hedging($/boe)(3)	9.80	37.27
Operating (loss) income(4)	(110.1)	21.8
Cash contribution from operations(3)	19.1	139.8

Capital asset additions (excluding acquisitions)	56.6	134.3
Corporate acquisition (5)	36.8	—
Property acquisition (dispositions), net	(0.5)	(2.1)

Net wells drilled	19.2	31.9
Net undeveloped land additions (acres)	20,338	6,444
Net undeveloped land dispositions (acres)	—	(1,897)

BlackGold
Capital asset additions	60.8	42.2

NET LOSS(6)	(223.5)	(51.9)
(1)	Excludes volumes from Harvest’s equity investment in the Deep Basin Partnership.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4)	This is an additional GAAP measure; please refer to “Additional GAAP Measures” in this MD&A.
(5)	Corporate acquisition represents the total consideration for the transaction, including working capital assumed.
(6)	Net loss relates to Continuing Operations only.

CONFERENCE CALL
Harvest will be holding a conference call to discuss our Q1 2015 results on Friday, May 15, 2015 at 9:00 a.m. Mountain Daylight Time (11:00 a.m. Eastern Daylight Time).

To access the conference call dial 1-866-223-7781 (international callers) or 1-416-340-2216 (Toronto local) a few minutes prior to start and request the Harvest conference call. The call will be available for replay by dialing 1-800-408-3053 (international callers) or dial 1-905-694-9451 (Toronto local) and entering the passcode 5115893. The replay will be available up to and including May 31, 2015.

HARVEST CORPORATE PROFILE

Harvest is a wholly-owned, subsidiary of Korea National Oil Corporation ("KNOC"). Harvest is a significant operator in Canada's energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream) and an oil sands project under construction and development in northern Alberta (BlackGold).

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 3	March 31, 2015

ADVISORY
Certain information in this press release constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factor that may cause actual results to be materially different from future results, performance or achievements expressed or implied by such statements. Words such as “expects”, "anticipates", "projects", "intends", "plans", "will", "believes", "seeks", "estimates", "should", "may", "could", and variations of such words and similar expressions are intended to identify such forward-looking statements.

Readers are cautioned that the forward-looking information may not be appropriate for other purposes and the actual results may differ materially from those anticipated. Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Harvest Operations Corp.

INVESTOR & MEDIA CONTACTS:
John Wearing, Chief Operating Officer
Harvest Operations Corp.

Or

Greg Foofat, Investor Relations
Harvest Operations Corp.
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca

Harvest Operations Corp.
1500, 700 – 2nd Street S.W.
Calgary, AB Canada T2P 2W1
Website: www.harvestenergy.ca